VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

GALIANO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 1, 2023 (the "Meeting").  Attendance at the Meeting was nil Shares represented and voted in person and 156,186,139 Shares represented and voted by proxy for a total of 156,186,139 voting shares represented at the Meeting, being 69.43% of the outstanding shares.  Voting results on the resolutions were as follows:

1. The number of directors was fixed at six. Of the shares voted, 155,397,193 represented votes FOR (99.49%) and 788,896 represented votes AGAINST (0.51%).

2. The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD

Matt Badylak	141,224,153	99.58%	601,363	0.42%

Paul N. Wright	141,121,247	99.50%	704,270	0.50%

Michael Price	141,242,060	99.59%	583,457	0.41%

Judith Mosely	141,239,944	99.59%	585,572	0.41%

Dawn Moss	141,182,059	99.55%	643,458	0.45%

Greg Martin	141,230,572	99.58%	594,944	0.42%

3. The Company's amended Share Option Plan was approved. Of the Shares voted, 140,793,308 represented votes FOR (99.27%) and 1,032,207 represented votes AGAINST (0.73%).

4. The unallocated entitlements under the Company's amended Share Option Plan was approved. Of the Shares voted, 140,751,312 represented votes FOR (99.24%) and 1,074,203 represented votes AGAINST (0.76%).

5. The Company's amended Share Unit Plan was approved. Of the Shares voted, 140,889,439 represented votes FOR (99.34%) and 936,077 represented votes AGAINST (0.66%).

6. The unallocated entitlements under the Company's amended Share Unit Plan was approved. Of the Shares voted, 140,849,123 represented votes FOR (99.31%) and 976,393 represented votes AGAINST (0.69%).

7. EY LLP, Chartered Accountants, were appointed auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to EY LLP.  Of the Shares voted, 155,406,762 represented votes FOR (99.50%) and 779,377 represented votes WITHHELD (0.50%).

8. A non-binding advisory resolution was approved, accepting the Company's approach to executive compensation. Of the Shares voted, 140,867,401 represented votes FOR (99.32%) and 958,115 represented votes AGAINST (0.68%).

There were 14,360,623 non-votes recorded (but not voted) on each resolution, except for the vote on the number of directors which had 50 non-votes. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.